Exhibit 99.1

AVRUPA MINERALS LTD.

Suite 410 - 325 Howe Street

Vancouver, B.C.  V6C 1Z7

INFORMATION CIRCULAR

(as at April 28, 2014 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the Management of Avrupa Minerals Ltd. (the “Company”).  The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual general meeting of the shareholders of the Company to be held on Wednesday, June 4, 2014 (the “Meeting”), at the time and place set out in the accompanying notice of Meeting (the “Notice of Meeting”).  The Company will bear the cost of this solicitation.  The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

The persons named in the Proxy are directors and/or officers of the Company.  A registered shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed names and inserting the desired person’s name in the blank space provided.  The completed Proxy should be delivered to Equity Financial Trust Company (“Equity Financial”) by 10:00 a.m. (local time in Vancouver, British Columbia) on Monday, June 2, 2014, or before 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting at which the Proxy is to be used.

The Proxy may be revoked by:

(a)

signing a proxy with a later date and delivering it at the time and place noted above;

(b)

signing and dating a written notice of revocation and delivering it to Equity Financial, or by transmitting a revocation by telephonic or electronic means, to Equity Financial, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the Chairman of the Meeting on the day of the Meeting or adjournment of it; or

(c)

attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by Proxy in the form provided to shareholders will be voted or withheld from voting by the designated holder in accordance with the direction of the registered shareholder appointing him.  If there is no direction by the registered shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditor as set out in this Circular.  The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.  At the time of printing of this

Circular, the management of the Company (the “Management”) knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold common shares in their own name.  Shareholders who hold their common shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their common shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of common shares will be recognized and acted upon at the Meeting.  If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then those common shares will, in all likelihood, not be registered in the shareholder’s name.  Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).  In the United States, the vast majority of such common shares are registered under the name of Cede & Co., the registration name for The Depository Trust Company, which acts as nominee for many United States brokerage firms.  Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted or withheld at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of instrument of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by the Company.  However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada.  Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example).  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote common shares directly at the Meeting.  The VIFs must be returned to Broadridge (or instructions respecting the voting of common shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted.  If you have any questions respecting the voting of common shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

The Notice of Meeting, Circular, Proxy and VIF, as applicable, are being provided to both registered shareholders and Beneficial Shareholders.  Beneficial Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”).  Subject to the provisions of National Instrument 54-101 - Communication with Beneficial

Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs.  If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

Pursuant to the provisions of NI 54-101, the Company is providing the Notice of Meeting, Circular and Proxy or VIF, as applicable, to both registered owners of the securities and non-registered owners of the securities.  If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the intermediary holding common shares on your behalf) has assumed responsibility for (a) delivering these materials to you, and (b) executing your proper voting instructions.  Please return your voting instructions as specified in the VIF.  As a result, if you are a non-registered owner of the securities, you can expect to receive a scannable VIF from Equity Financial.  Please complete and return the VIF to Equity Financial in the envelope provided or by facsimile.  In addition, telephone voting and internet voting instructions can be found on the VIF.  Equity Financial will tabulate the results of the VIFs received from the Company’s NOBOs and will provide appropriate instructions at the Meeting with respect to the common shares represented by the VIFs they receive.

The Company’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.  The Company does not intend to pay for intermediaries to deliver the Notice of Meeting, Circular and VIF to OBOs and accordingly, if the OBO’s intermediary does not assume the costs of delivery of those documents in the event that the OBO wishes to receive them, the OBO may not receive the documentation.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity.  NI 54-101 allows a Beneficial Shareholder who is a NOBO to submit to the Company or an applicable intermediary any document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder.  If such a request is received, the Company or an intermediary, as applicable, must arrange, without expenses to the NOBO, to appoint such NOBO or its nominee as a proxyholder and to deposit that proxy within the time specified in this Circular, provided that the Company or the intermediary receives such written instructions from the NOBO at least one business day prior to the time by which proxies are to be submitted at the Meeting, with the result that such a written request must be received by 10:00 a.m. (local time in Vancouver, British Columbia) on the day which is at least three business days prior to the Meeting.  A Beneficial Shareholder who wishes to attend the Meeting and to vote their common shares as proxyholder for the registered shareholder, should enter their own name in the blank space on the VIF or such other document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in the Notice of Meeting, Circular and the accompanying Proxy are to registered shareholders of the Company as set forth on the list of registered shareholders of the Company as maintained by the registrar and transfer agent of the Company, Equity Financial, unless specifically stated otherwise.

Financial Statements

The audited financial statements of the Company for the year ended December 31, 2013, together with the auditor’s report on those statements and Management Discussion and Analysis, will be presented to the shareholders at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying Notice of Meeting, the Company’s authorized capital consists of an unlimited number of common shares of which 38,973,571 common shares are issued and outstanding.  All common shares in the capital of the Company carry the right to one vote.

Shareholders registered as at Monday, April 28, 2014, are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the issued and outstanding common shares of the Company:

Shareholder	Number of Shares	Percentage of Issued Capital
Mark T. Brown	6,128,834	15.73%

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed.  Management proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the Management will be voted for the nominees listed in this Circular.  Management does not contemplate that any of the nominees will be unable to serve as a director.  The number of directors of the Company is currently set at three.  Shareholders will be asked at the Meeting to pass an ordinary resolution to set the number of directors for the ensuing year at four.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular.

Name, province or state and country of residence and positions, current and former, if any, held in the Company	Principal occupation during the last five years	Served as director of the Company since	Number of common shares of the Company beneficially owned, directly or indirectly, or controlled or directed at present(1)
PAUL W. KUHN Braga, Portugal Director, Chief Executive Officer and President	Chief Executive Officer of the Company; formerly Chief Executive Officer of Metallica Mining AS.	July 8, 2010	322,500
MARK T. BROWN(2) British Columbia, Canada Director

President, Pacific Opportunity Capital Ltd. (“POC”); founder of Rare Element Resources Ltd., director of Big Sky Petroleum Corporation, Estrella Gold Corporation, Almaden Minerals Ltd., Galileo Petroleum Ltd., Strategem Capital Corporation, Sutter Gold Mining Inc. and Tarsis Resources Ltd.

		January 23, 2008	6,128,834(3)
PAUL DIRCKSEN(2) Idaho, USA Director	Geologist; President, Chief Executive Officer and Chairman of Timberline Resources Corp.	September 30, 2013	Nil
ROSS STRINGER(2) British Columbia, Canada Director	Chartered Accountant	December 16, 2013	Nil

Notes:

(1)

The information as to common shares beneficially owned or controlled has been provided by the nominees themselves.

(2)

A member of the Audit Committee

(3)

Of these common shares, 5,356,334 are held by POC, a company controlled by Mr. Brown and his family and of which Mr. Brown is the President and a director, 527,500 are held in Mr. Brown’s RRSP, 100,000 are held in the name of Spartacus Management Inc., a company over which Mr. Brown has control or direction, 140,000 are held in Mr. Brown’s TFSA and 5,000 are held directly by Mr. Brown.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company.

Corporate Cease Trade Orders or Bankruptcies

No director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)

was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

None of the proposed directors have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder making a decision about whether to vote for the proposed director.

EXECUTIVE COMPENSATION

Named Executive Officers

During the financial year ended December 31, 2013, the Company had two Named Executive Officers (“NEOs”) being, Paul W. Kuhn, the Chief Executive Officer (“CEO”) and the President, and Winnie Wong, the Chief Financial Officer (“CFO”) and Secretary of the Company.

“Named Executive Officer” means: (a) each CEO, (b) each CFO, (c) each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (d) each individual who would be a NEO under (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Discussion and Analysis

The Board’s compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value.  The Board recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility.  In general, a NEOs compensation is comprised of two components:

(a)

Salary, wages or contractor payments; and

(b)

Stock option grants.

The objectives and reasons for this system of compensation are generally to allow the Company to remain competitive compared to its peers in attracting experienced personnel.  The CFO takes a payment as a contractor that is lower than comparative salary levels because she also works as the CFO for other companies and does not devote 100% of her time to the Company.

Stock option grants are designed to reward the NEO’s for success on a similar basis as the shareholders of the Company, but these rewards are highly dependent upon the volatile stock market, much of which is beyond the control of the NEOs.

The Board has not formally considered the risks associated with the Company’s compensation policies and practices.  The Company’s compensation policies and practices give greater weight toward long-term incentives to mitigate the risk of encouraging short term goals at the expense of long term sustainability.  The discretionary nature of annual bonus awards and option grants are significant elements of the Company’s compensation plans and provide the Board with the ability to reward historical performance and behaviour that the Board considers to be aligned with the Company’s best interests. The Company has attempted to minimize those compensation practices and policies that expose the Company to inappropriate or excessive risks.

The Company has not established a policy on whether or not a NEO or director is permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

No directors’ fees are paid.

Share-Based and Option-Based Awards

The Company does not grant share-based awards.  Stock option grants are made on the basis of the number of stock options currently held, position, overall individual performance, anticipated contribution to the Company’s future success and the individual’s ability to influence corporate and business performance.  The purpose of granting such stock options is to assist the Company in compensating, attracting, retaining and motivating the officers, directors and employees of the Company and to closely align the personal interest of such persons to the interest of the shareholders.

The recipients of incentive stock options and the terms of the stock options granted are determined from time to time by the Board.  The exercise price of the stock options granted is generally determined by the market price at the time of grant.

SUMMARY COMPENSATION TABLE

Set out below is a summary of compensation paid or accrued during the Company’s three most recently completed financial years to the Company’s NEOs.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
				Annul Incentive plans	Long-term incentive plans
Paul W. Kuhn(1) CEO and President	2013 2012 2011	$224,717 $219,175(1) $232,418(1)	$21,716 $32,255 N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$62,933(4) $59,110(4) $62,864(4)	$309,366 $310,540 $295,282
Winnie Wong CFO and Secretary	2013 2012 2011	N/A N/A N/A	$21,716 $5,133 N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	$199,600(3) $208,598(3) $106,615(3)	$221,316 $214,821 $106,615

Notes:

(1)

Mr. Kuhn’s salary is paid in Euros.  The dollar amounts are calculated based on a conversion rate of Euros to Canadian dollars as at the average exchange rate for the year.

(2)

The fair value of option-based awards was determined by the Black-Scholes Option Pricing Model with the following assumptions:

2013

2012

2011

Risk-free interest rate:

1.90%

1.35%

Nil

Expected dividend yield:

0%

0%

Nil

Expected volatility:

132.75%

118.28%

Nil

Expected life of option:

5 years

5 years

Nil

(3)

POC, a company of which Winnie Wong is the Vice President, charged a total of $199,600, $208,598 and $106,615 for rent and accounting and management fees for a team of four people during financial years ended December 31, 2013, December 31, 2012 and December 31, 2011, respectively.

(4)

The dollar amounts are calculated based on a conversion rate of Euros to Canadian dollars as at the average exchange rate for the year.

Narrative Discussion

Paul W. Kuhn:  Effective July 1, 2012, the Company and Mr. Kuhn entered into a contract for services (the “Contract for Services”) pursuant to which Mr. Kuhn agreed to serve as the Company’s President and CEO.  In accordance with the terms of the Contract for Services, Mr. Kuhn receives a fee of €11,000 per month.  Mr. Kuhn is also entitled to receive a housing allowance of €3,000 per month and a school allowance for his dependent children in the amount of €10,000 per year.  In connection with his relocation to Portugal, Mr. Kuhn was entitled to be reimbursed for moving expenses up to a maximum of €20,000.  Mr. Kuhn was also granted 350,000 options exercisable at $0.35 per share for a period of five years from the date of the closing of the acquisitions of MAEPA - Empreendimentos Mineiros e Participacoes Lda and Innomatik Exploration Kosovo, LLC, both of which are subsidiaries of the Company, and a further 100,000 options to be priced at market price upon the Company successfully optioning to a third party one of its material properties, subject to TSX Venture Exchange (the “Exchange”) approval.  The Company may terminate the Contract for Services during its term without notice or any payment in lieu thereof for cause.  The Company may also terminate the Contract for Services during its term without cause and without further obligation by providing Mr. Kuhn with six months written notice or by paying Mr. Kuhn in lieu of such notice and by paying €15,000 for moving costs back to the United States.

Winnie Wong:  The Company paid a total of $199,600 during the financial year ended 2013 to POC, a company of which Mr. Brown is the President and a director and Ms. Wong is a Vice President, for rent and the management and accounting services of an accounting and administrative team of four people during 2013.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The Company does not have any share-based awards held by a NEO.  The following table sets forth the outstanding option-based awards held by the NEOs of the Company at the end of the most recently completed financial year:

Outstanding Option-Based Awards

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Paul W. Kuhn CEO and President	250,000 35,000 100,000 350,000	$0.10 $0.30 $0.30 $0.35	October 16, 2018 April 10, 2017 January 26, 2017 July 8, 2015	Nil Nil Nil Nil
Winnie Wong CFO and Secretary	250,000 25,000 50,000	$0.10 $0.30 $0.35	October 16, 2018 April 10, 2017 July 8, 2015	Nil Nil Nil

Note:

(1)

“In-the-Money Options” means the excess of the market value of the Company’s shares on December 31, 2013 over the exercise price of the options.  The market price for the Company’s common shares on December 31, 2013 was $0.075

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each NEO:

Value Vested or Earned for Incentive Plan Awards During the Most
Recently Completed Financial Year

Name	Option-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Paul W. Kuhn CEO and President	Nil	N/A
Winnie Wong CFO and Secretary	Nil	N/A

Narrative Discussion

The following information is intended as a brief description of the Stock Option Plan and is qualified in its entirety by the full text of the Stock Option Plan, which will be available for review at the Meeting.

1.

The maximum number of shares issuable under the Stock Option Plan, together with the number of shares issuable under outstanding options granted otherwise than under the Stock Option Plan, shall not exceed 10% of the shares outstanding from time to time.  The exercise price shall be the price per share, as determined by the Board in its sole discretion as of the date on which the Board grants a particular stock option (the “Award Date”), at which an option holder may purchase a share upon the exercise of a stock option.  The exercise price shall not be less than the closing price of the Company’s shares traded through the facilities of the Exchange on the day preceding the Award Date, less any discount permitted by the Exchange, or such other price as may be required by the Exchange.  Any reduction in the exercise price of a stock option held by an option holder who is an insider of the Company at the time of the proposed reduction will require disinterested shareholder approval.

2.

The Company shall not grant stock options to any one person in any 12 month period which could, when exercised, result in the issuance of shares exceeding 5% of the issued and outstanding shares of the Company unless the Company has obtained the requisite disinterested shareholder approval to the grant; or to any one consultant in any 12 month period which could, when exercised, result in the issuance of shares exceeding 2% of the issued and outstanding shares of the Company; or in any 12 month period, to persons employed or engaged by the Company to perform investor relations activities which could, when exercised, result in the issuance of shares exceeding, in aggregate 2% of the issued and outstanding shares of the Company.

3.

If any stock option expires or otherwise terminates for any reason without having been exercised in full, the number of shares in respect of which stock option expired or terminated shall again be available for the purposes of the Stock Option Plan.  The term of an option shall be the date so fixed by the Board at the time the particular stock option is awarded, provided that such date shall not be later than the tenth anniversary of the Award Date of the stock option.  The expiry date of a stock option shall be the earlier of the date so fixed by the Board at the time the stock option is awarded and the date established, if applicable, in sub-paragraphs (a) to (c) below (the “Early Termination Date”):

(a)

In the event that the option holder should die while he or she is still a director or officer or employee or consultant, the Early Termination Date shall be 12 months from the date of death of the option holder; or

(b)

In the event that the option holder holds his or her stock option as director or officer of the Company and such option holder ceases to be a director or officer of the Company other than by reason of death, the Early Termination Date of the stock option shall be the 90th day following the date the option holder ceases to be a director or officer of the Company unless the option holder ceases to be a director of the Company but continues to be engaged by the Company as an employee or consultant, in which case the expiry date of the stock option shall remain unchanged; or

(c)

In the event that the option holder holds his or her stock option as an employee or consultant of the Company and such option holder ceases to be an employee or consultant of the Company other than by reason of death, the Early Termination Date of the stock option shall be the 90th day following the date the option holder ceases to be an employee or consultant of the Company.

4.

Notwithstanding the foregoing, the Early Termination Date for stock options granted to any option holder engaged primarily to provide investor relations activities shall be the 30th day following the date that the option holder ceases to be employed in such capacity, unless the option holder continues to be engaged by the Company as an employee or director, in which case the Early Termination Date shall be determined as set forth above.

5.

All stock options granted pursuant to the Stock Option Plan will be subject to such vesting requirements as may be prescribed by the Exchange, if applicable, or as may be imposed by the Board. All stock options granted to consultants performing investor relations activities will vest in stages over 12 months with no more than one-quarter of the stock options vesting in any three month period.

PENSION BENEFITS

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The table below sets out the estimated incremental payments, payables and benefits due to each of the NEOs, on termination without cause assuming termination on December 31, 2013 and on termination on a change of control or resignation for good cause following a change of control assuming termination or resignation on December 31, 2013.

Name	Base Salary	Bonus	Option-Based Awards(1)	All Other Compensation	Total
Paul W. Kuhn CEO and President	$96,723(2)	Nil	Nil	$21,982.50(2)	$118,705.50
Winnie Wong CFO and Secretary	Nil	Nil	Nil	Nil	Nil

Notes:

(1)

Assumes no exchange of options held by NEOs for acquiring Company’s stock options and the vesting of all outstanding options.  Calculated based on the difference between the market price of the Company’s common shares on the Exchange on December 31, 2013, which was $0.075, and the exercise price of the option.

(2)

The Company may terminate the Contract for Services during its term without notice or any payment in lieu thereof for cause.  The Company may also terminate the Contract for Services during its term without cause and without further obligation by providing Mr. Kuhn with six months written notice or by paying Mr. Kuhn in lieu of such notice and by paying €15,000 for moving costs back to the United States.  The rate of exchange used to convert €66,000 (six months’ salary) and €15,000 to Canadian dollars is $1.4655 per Bank of Canada on December 31, 2013.

The Company has no compensatory plan, contract or arrangement where an NEO is entitled to receive more than $100,000 (including periodic payments or instalments) to compensate such NEO in the event of resignation, retirement or other termination of the NEOs employment with the Company, a change of control of the Company, or a change in responsibilities of the NEO following a change in control.

DIRECTOR COMPENSATION

The Company does not have share-based awards held by a director.  Other than compensation paid to the NEOs, and except as noted below, no compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, in their capacity as members of a committee of the Board or of a committee of the board of directors of its subsidiaries, or as consultants or experts, during the Company’s most recently completed financial year.

Set out below is a summary of compensation paid or accrued during the Company’s most recently completed financial year to the Company’s directors, other than the NEOs previously disclosed.

Director Compensation Table

Name	Fees earned ($)	Option-based awards ($)	Non-equity inventive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Gregory E. McKelvey(1)	Nil	Nil	N/A	N/A	Nil	Nil
Paul Dircksen(2)	Nil	$17,377	N/A	N/A	Nil	$17,377
Donald E. Ranta(3)	Nil	Nil	N/A	N/A	Nil	Nil
Mark T. Brown	Nil	$17,377	N/A	N/A	Nil	$17,377
Ross Stringer(4)	Nil	Nil	N/A	N/A	Nil	Nil

Notes:

(1)

Mr. McKelvey resigned from the Board effective May 31, 2013.

(2)

Mr. Dircksen was appointed to the Board effective September 30, 2013.

(3)

Mr. Ranta resigned from the Board effective December 12, 2013.

(4)

Mr. Stringer Was appointed to the Board effective December 16, 2013.

Narrative Discussion

Directors are compensated through the grant of stock options.  No directors’ fees are paid.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The Company does not have any share-based awards held by a director.  The following table sets forth details of all awards granted to directors of the Company which are outstanding at the end of the most recently completed financial year.

Outstanding Option-Based Awards

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)(1)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Gregory E. McKelvey(2)	Nil	N/A	N/A	Nil
Paul Dircksen(3)	200,000	$0.10	October 16, 2018	nil
Donald E. Ranta(4)	20,000 50,000 55,000	$0.30 $0.35 $0.20	April 10, 2017 July 8, 2015 August 28, 2013	Nil Nil Nil
Mark T. Brown	200,000 25,000 50,000	$0.10 $0.30 $0.35	October 16, 2018 April 10, 2017 July 8, 2015	Nil Nil Nil
Ross Stringer(5)	Nil	N/A	N/A	N/A

Notes:

(1)

“In-the-Money Options” means the excess of the market value of the Company’s shares on December 31, 2013 over the exercise price of the options.  The market price for the Company’s common shares on December 31, 2013 was $0.075.

(2)

Mr. McKelvey resigned from the Board effective May 31, 2013 and all his options were cancelled 90 days thereafter.

(3)

Mr. Dircksen was appointed to the Board effective September 30, 2013.

(4)

Mr. Ranta resigned from the Board effective December 12, 2013.  Mr. Ranta’s options were cancelled 90 days thereafter on March 12, 2014.

(5)

Mr. Stringer was appointed to the Board effective December 16, 2013.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each director:

Value Vested or Earned for Incentive Plan Awards During the Most
Recently Completed Financial Year

Name	Option-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Gregory E. McKelvey(1)	Nil	Nil
Paul Dircksen(2)	Nil	Nil
Donald E. Ranta(3)	Nil	Nil
Mark T. Brown	Nil	Nil
Ross Stringer(4)	Nil	Nil

Notes:

(1)

Mr. McKelvey resigned from the Board effective May 31, 2013.

(2)

Mr. Dircksen was appointed to the Board effective September 30, 2013.

(3)

Mr. Ranta resigned from the Board effective December 12, 2013.

(4)

Mr. Stringer Was appointed to the Board effective December 16, 2013.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans, as at the end of the most recently completed financial year:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders	3,255,000	$0.22	599,357
Equity compensation plans not approved by the securityholders	N/A	N/A	N/A
Total	3,255,000	$0.22	599,357

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company since the beginning of the most recently completed financial year of the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS
TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of Management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting, other than the election of directors, the appointment of auditors and the confirmation of the Stock Option Plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the persons who were directors or executive officers of the Company or a subsidiary at any time during the Company’s last completed financial year, the proposed nominees for election to the Board, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITOR

Auditor

Management intends to nominate De Visser Gray LLP, Chartered Accountants, of Suite 401 - 905 West Pender Street, Vancouver, British Columbia  V6C 1L6, for re-appointment as auditor of the Company.  Forms of proxies given pursuant to this solicitation will, on any poll, be voted as directed and, if there is no direction, for the re-appointment of De Visser Gray LLP, Chartered Accountants, as the auditor of the Company to hold office for the ensuing year with remuneration to be fixed by the directors.  De Visser Gray LLP, Chartered Accountants was first appointed as auditor of the Company on May 7, 2008.

MANAGEMENT CONTRACTS

Management, administrative and secretarial functions are provided by POC.  A total of $199,600 was invoiced by POC for management and accounting services rendered and for the services of Mark T. Brown, a director of the Company, and Winnie Wong, the Chief Financial Officer, and two other staff members of POC for the year ended December 31, 2013.

Effective July 8, 2010, Paul W. Kuhn receives a monthly compensation of €11,000 for his services as CEO, pursuant to a management consulting agreement.

Paul Nelles, a non-controlling shareholder and the managing director of the Company’s subsidiary in Kosovo, provides executive managerial services for the Company’s subsidiary in Kosovo and consulting services to the Company.  For the most recently completed financial year, $36,374 was paid to Paul Nelles.

Michael Diehl, a non-controlling shareholder of the Company’s subsidiary in Kosovo, provides exploration consulting services to the Company’s subsidiary in Kosovo.  For the most recently completed financial year, $39,110 was paid to Michael Diehl.

Minerália, a private company owned by Adriano Barros, the managing director of the Company’s subsidiary in Portugal, provides consulting services to the Company’s subsidiary in Portugal.  For the most recently completed financial year, $269,915 was paid to Minerália.

Other than as disclosed herein, no management functions of the Company are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

AUDIT COMMITTEE

The Company is required to have an audit committee (the “Audit Committee”) comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company.

Audit Committee Charter

The text of the Audit Committee’s charter is attached as Schedule “A” to this Circular.

Composition of Audit Committee and Independence

The Company’s current Audit Committee consists of Mark T. Brown, Paul Dirckson and Ross Stringer.

National Instrument 52-110 - Audit Committees (“NI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s Board, reasonably interfere with the exercise of the member’s independent judgment.  Of the Company’s current Audit Committee members, Ross Stringer and Paul Dirckson are “independent” within the meaning of NI 52-110.  POC, a company controlled by Mark T. Brown and his family, receives a consulting fee from the Company.  As such, Mr. Brown is not considered to be “independent” as such term is defined in NI 52-110.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  All of the members of the Audit Committee are “financially literate” as that term is defined.  The following sets out the Audit Committee members’ education and experience that is relevant to the performance of his responsibilities as an audit committee member.

Relevant Education and Experience

Mark T. Brown:  Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia.  He is currently President of POC, a private company which provides financial solutions, equity and management services to small and medium size entrepreneurial enterprises.  Mr. Brown is an officer and director of a number of public and private companies and his corporate activities include transactions, financings and corporate financial planning.  He is a founder of Rare Element Resources Ltd., which is listed on the Toronto Stock Exchange and the NYSE AMEX.  Between 1990 and 1994, Mr. Brown worked with PricewaterhouseCoopers.  He is currently a director and /or officer of various other public companies.

Paul Dircksen:  Mr. Dircksen has over 35 years of experience in the mining and exploration industry, serving in executive, managerial, and technical roles at several companies.  He has a strong technical background, serving as a team member on nine gold discoveries, seven of which later became operating mines.  Mr. Dircksen has held senior management positions with Lacana Gold, The Cordex Syndicate, Orvana Minerals, Bravo Venture Group, and Brett Resources.  He holds an M.S. in Geology from the Mackay School of Mines at the University of Nevada.  Mr. Dircksen is currently the President and CEO of Timberline Resources Corporation which is listed on the NYSE Market Exchange under the symbol “TLR” and on the TSX Venture Exchange under the symbol “TBR”.

Ross Stringer:  Mr. Stringer holds a Bachelor’s degree from Simon Fraser University where he majored in Commerce and Economics.  He is a Chartered Accountant with extensive experience in the financial services industry as well as in the mineral exploration and operation industry.  Mr. Stringer’s expertise includes advisory and risk-based assurance services at the operational as well as governance levels.  Mr. Stringer’s previous board positions encompass private business in the services industry as well as many public service organizations.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee of the Company has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)

the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110; or

(b)

an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The Audit Committee has not adopted any specific policies and procedures for the engagement of non-audit services.

Audit Fees

The following table sets forth the fees billed by De Visser Gray LLP, Chartered Accountants, to the Company and its subsidiaries, for services rendered in the last two fiscal years:

	2013	2012
	($)	($)
Audit fees(1)	$17,900	$17,900
Audit related fees(2)	Nil	Nil
Tax fees(3)	Nil	Nil
All other fees(4)	Nil	Nil
Total	$17,900	$17,900

Notes:

(1)

“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit fees.

(2)

“Audited related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.  The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)

“All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

Exemption in Section 6.1

The Company is a “venture issuer” as defined in NI 52-110 and is relying on the exemption in section 6.1 of NI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201.  These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices.  The Board and Management consider good corporate governance to be an integral part of the effective and efficient operation of Canadian corporations.  The Company’s approach to corporate governance is set out below.

Board of Directors

Management is nominating four individuals to the Board, all of whom are current directors of the Company.

The Guidelines suggest that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors under NI 52-110, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the Company.  The “material relationship” is defined as a relationship which could, in the view of the Company’s Board, reasonably interfere with the exercise of a director’s independent judgement.  All of the current members of the Board are considered “independent” within the meaning of NI 52-110, except for except for Paul W. Kuhn, who is the President and CEO and Mark T. Brown, who is the President and a director of a company which receives consulting fees from the Company.

The Board has a stewardship responsibility to supervise the management of and oversee the conduct of the business of the Company, provide leadership and direction to Management, evaluate Management, set policies appropriate for the business of the Company and approve corporate strategies and goals.  The day-to-day management of the business and affairs of the Company is delegated by the Board to the CEO and the President.  The Board will give direction and guidance through the President to Management and will keep Management informed of its evaluation of the senior officers in achieving and complying with goals and policies established by the Board.

The Board recommends nominees to the shareholders for election as directors, and immediately following each annual general meeting appoints an Audit Committee and the chairperson of the Audit Committee.  The Board establishes and periodically reviews and updates the Audit Committee mandates, duties and responsibilities of each committee, elects a chairperson of the Board and establishes his or her duties and responsibilities, appoints the CEO, CFO and President of the Company and establishes the duties and responsibilities of those positions and on the recommendation of both the CEO and the President, appoints the senior officers of the Company and approves the senior management structure of the Company.

The Board exercises its independent supervision over management by its policies that (a) periodic meetings of the Board be held to obtain an update on significant corporate activities and plans; and (b) all material transactions of the Company are subject to prior approval of the Board.  The Board shall meet not less than three times during each year and will endeavour to hold at least one meeting in each fiscal quarter.  The Board will also meet at any other time at the call of the President, or subject to the Articles of the Company, of any director.

The mandate of the Board, as prescribed by the Business Corporations Act (British Columbia) is to manage or supervise management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.

Directorships

The following directors of the Company are also directors of other reporting issuers as stated:

•

Mark T. Brown is a director of Big Sky Petroleum Corporation, Strategem Capital Corporation, Estrella Gold Corporation, Almaden Minerals Ltd., Galileo Petroleum Ltd., Sutter Gold Mining Inc. and Tarsis Resources Ltd.; and

•

Paul Dircksen is a director of International Northair Mines Ltd. and Bravada Gold Corporation.

Orientation and Continuing Education

The Company does not provide a formal orientation and education program for new directors of the Company.  However, any new directors will be given the opportunity to: (a) familiarize themselves with the Company, the current directors and members of management; (b) review copies of recently publicly filed documents of the Company, technical reports and the Company’s internal financial information; (c) have access to technical experts and consultants; and (d) review a summary of significant corporate and securities legislation.  Directors are also given the opportunity for continuing education.

Board meetings may also include presentations by the Company’s management and consultants to give the directors additional insight into the Company’s business.

Ethical Business Conduct

The Board currently does not have a written code of ethics, but views good corporate governance as an integral component to the success of the Company.  The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by the applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to its shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.  Accordingly, in light of the Company’s state of development, the Board considers four directors to be appropriate.

The Board does not currently have a nominating committee, and these functions are currently performed by the Board as a whole.

Compensation Governance

The quantity and quality of the Board compensation and compensation paid to the CEO is reviewed on an annual basis and determined by the Board as a whole, which allows the independent directors to have input into compensation decisions.  At present, the Board is satisfied that the current compensation arrangements adequately reflect the responsibilities and risks involved in being an effective director or officer of the Company.  At this time, the Company does not believe its size and limited scope of operations requires a formal compensation committee.

Other Board Committees

At the present time, the only standing committee is the Audit Committee.  The written charter of the Audit Committee, as required by NI 52-110, is contained in Schedule “A” to this Circular.  As the Company grows, and its operations and management structure became more complex, the Board expects it will constitute more formal standing committees, such as a Corporate Governance Committee, a Compensation Committee and a Nominating Committee, and will ensure that such committees are governed by written charters and are composed of at least a majority of independent directors.

Assessments

The Board annually reviews its own performance and effectiveness as well as the effectiveness and performance of its committees.  Effectiveness is subjectively measured by comparing actual corporate results with stated objectives.  The contributions of individual directors are informally monitored by other Board members, bearing to mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

The Board monitors the adequacy of information given to directors, communication between Board and Management and the strategic direction and processes of the Board and its committees.

The Board believes its corporate governance practices are appropriate and effective for the Company, given its size and operations.  The Company’s corporate governance practices allow the Company to operate efficiently, with checks and balances that control and monitor Management and corporate functions without excessive administration burden.

PARTICULARS OF MATTERS TO BE ACTED UPON

Confirming Stock Option Plan

Shareholders are being asked to confirm approval of the Stock Option Plan which was initially adopted by the directors of the Company on April 30, 2012.  There have been no changes to the Stock Option Plan since it was adopted by the directors.  The Stock Option Plan is subject to approval by the Exchange.

The following information is intended as a brief description of the Stock Option Plan and is qualified in its entirety by the full text of the Stock Option Plan, which will be available for review at the Meeting.

1.

The maximum number of shares issuable under the Stock Option Plan, together with the number of shares issuable under outstanding options granted otherwise than under the Stock Option Plan, shall not exceed 10% of the shares outstanding from time to time.  The exercise price shall be the price per share, as determined by the Board in its sole discretion as of the Award Date, at which an option holder may purchase a share upon the exercise of a stock option.  The exercise price shall not be less than the closing price of the Company’s shares traded through the facilities of the

Exchange on the day preceding the Award Date, less any discount permitted by the Exchange, or such other price as may be required by the Exchange.  Any reduction in the exercise price of a stock option held by an option holder who is an insider of the Company at the time of the proposed reduction will require disinterested shareholder approval.

2.

The Company shall not grant stock options to any one person in any 12 month period which could, when exercised, result in the issuance of shares exceeding 5% of the issued and outstanding shares of the Company unless the Company has obtained the requisite disinterested shareholder approval to the grant; or to any one consultant in any 12 month period which could, when exercised, result in the issuance of shares exceeding 2% of the issued and outstanding shares of the Company; or in any 12 month period, to persons employed or engaged by the Company to perform investor relations activities which could, when exercised, result in the issuance of shares exceeding, in aggregate 2% of the issued and outstanding shares of the Company.

3.

If any stock option expires or otherwise terminates for any reason without having been exercised in full, the number of shares in respect of which stock option expired or terminated shall again be available for the purposes of the Stock Option Plan.  The term of an option shall be the date so fixed by the Board at the time the particular stock option is awarded, provided that such date shall not be later than the tenth anniversary of the Award Date of the stock option.  The expiry date of a stock option shall be the earlier of the date so fixed by the Board at the time the stock option is awarded and the Early Termination Date established, if applicable, in sub-paragraphs (a) to (c) below:

(a)

In the event that the option holder should die while he or she is still a director or officer or employee or consultant, the Early Termination Date shall be 12 months from the date of death of the option holder; or

(b)

In the event that the option holder holds his or her stock option as director or officer of the Company and such option holder ceases to be a director or officer of the Company other than by reason of death, the Early Termination Date of the stock option shall be the 90th day following the date the option holder ceases to be a director or officer of the Company unless the option holder ceases to be a director of the Company but continues to be engaged by the Company as an employee or consultant, in which case the expiry date of the stock option shall remain unchanged; or

(c)

In the event that the option holder holds his or her stock option as an employee or consultant of the Company and such option holder ceases to be an employee or consultant of the Company other than by reason of death, the Early Termination Date of the stock option shall be the 90th day following the date the option holder ceases to be an employee or consultant of the Company.

4.

Notwithstanding the foregoing, the Early Termination Date for stock options granted to any option holder engaged primarily to provide investor relations activities shall be the 30th day following the date that the option holder ceases to be employed in such capacity, unless the option holder continues to be engaged by the Company as an employee or director, in which case the Early Termination Date shall be determined as set forth above.

All stock options granted pursuant to the Stock Option Plan will be subject to such vesting requirements as may be prescribed by the Exchange, if applicable, or as may be imposed by the Board. All stock options granted to consultants performing investor relations activities will vest in stages over 12 months with no more than one-quarter of the stock options vesting in any three month period.

In accordance with the policies of the Exchange, a plan with a rolling 10% maximum must be confirmed by shareholders at each annual general meeting.

Accordingly, at the Meeting, the shareholders will be asked to pass the following resolution:

“IT IS RESOLVED THAT the Stock Option Plan is hereby approved and confirmed.”

Approval of Amendment to Articles to include Advance Notice Provisions

The Board is proposing that the Articles of the Company be amended to include the Advance Notice Provisions, which will: (a) facilitate orderly and efficient annual general or, where the need arises, special meetings; (b) ensure that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (c) allow shareholders to register an informed vote.

Purpose of Advance Notice Provisions

The purpose of the Advance Notice Provisions is to provide shareholders, directors and management of the Company with direction on the procedure for shareholder nomination of directors.  The Advance Notice Provisions are the framework by which the Company seeks to fix a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

Effect of Advance Notice Provisions

Subject only to the BCA and the New Articles only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company.  Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors: (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the BCA, or a requisition of the shareholders made in accordance with the provisions of the BCA; or (c) by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in the Advance Notice Provisions and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in the Advance Notice Provisions.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Company at the principal executive offices of the Company.

To be timely, a Nominating Shareholder’s notice to the Secretary of the Company must be made: (a) in the case of an annual meeting of shareholders, not less than 36 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder is to be made not later than the close of business on the 10th day after the Notice Date in respect of such meeting; and (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.  In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Company must set forth: (a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws (as defined below); and (b) as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws (as defined below).  The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Provisions; provided, however, that nothing in the Advance Notice Provisions shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the BCA. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

For purposes of the Advance Notice Provisions: (a) “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and (b) “Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

Notwithstanding any other provision of the Advance Notice Provisions, notice given to the Secretary of the Company pursuant to the Advance Notice Provisions may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in the Advance Notice Provisions.

Accordingly, at the Meeting, the shareholders will be asked to consider, and if thought appropriate, to pass, with or without amendment, a special resolution as follows:

“IT IS RESOLVED, as a special resolution that:

a)

the Articles of the Company be altered by adding the text substantially set forth in Schedule “B” to this Circular as and at Section 27 of the Articles;

b)

the Company be authorized to revoke this special resolution and abandon or terminate the alteration of the Articles if the Board deems it appropriate and in the best interests of the Company to do so without further confirmation, ratification or approval of the shareholders; and

c)

any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver all such documents, instruments and assurances as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing resolutions.”

Under the Articles of the Company and the Act, the special resolution to approve the alteration of the Company’s Articles must be approved by at least two-thirds of the votes cast by the shareholders present in person or by proxy at the Meeting.

The Board has determined that the Advance Notice Provisions are in the best interests of the Company and its shareholders and accordingly, the Board recommends that shareholders ratify and confirm an alteration of the Company’s Articles by voting FOR the special resolution to approve the alteration of the Articles of the Company to include the Advance Notice Provisions.  In the absence of contrary directions, the management designees of the Company intend to vote proxies in the accompanying form of proxy in favour of the special resolution approving the alteration of the Articles of the Company to include the Advance Notice Provisions.

General Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.  Financial information about the Company is provided in the Company’s comparative annual financial statements to December 31, 2013, a copy of which, together with Management’s Discussion and Analysis thereon, can be found on the Company’s SEDAR profile at www.sedar.com.  Additional financial information concerning the Company may be obtained by any securityholder of the Company free of charge by contacting the Company, at (604) 687-3520.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

ON BEHALF OF THE BOARD

Paul W. Kuhn,

President and Chief Executive Officer

AVRUPA MINERALS LTD.

Schedule “A”
Audit Committee Charter

Role and Objective

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of Avrupa Minerals Ltd. (the “Company”) to which the Board has delegated its responsibility for oversight of the nature and scope of the annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for Board approval, the audited financial statements and other mandatory disclosure releases containing financial information.  The objectives of the Committee are as follows:

1.

To assist directors in meeting their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of  the Company and related matters;

2.

To provide effective communication between directors and external auditors appointed by the Company;

3.

To enhance the external auditors’ independence; and

4.

To increase the credibility and objectivity of financial reports.

Membership of Committee

1.

The Committee shall be comprised of at least three directors of the Company.

2.

The Board shall have the power to appoint the Committee Chairman.

3.

All of the members of the Committee shall be “financially literate”.  The Board has adopted the definition for “financial literacy” used in National Instrument 52-110 - Audit Committees (“NI 52-110”).

Meetings

1.

At all meetings of the Committee every question shall be decided by a majority of the votes cast.  In case of an equality of votes, the Chairman of the meeting shall not be entitled to a second or casting vote.

2.

A quorum for meetings of the Committee shall be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing the Board.

3.

Meetings of the Committee should be scheduled to take place at least four times per year.  Minutes of all meetings of the Committee shall be taken.

4.

The Committee shall forthwith report the results of meetings and reviews undertaken and any associated recommendations to the Board.

5.

The Committee shall meet with the external auditors at least once per year (in connection with the preparation of the year-end financial statements) and at such other times as the external auditors and the Committee consider appropriate.

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Mandate and Responsibilities of Committee

1.

It is the responsibility of the Committee to oversee the work of the external auditors, including resolution of disagreements between management and the external auditors regarding financial reporting.

2.

It is the responsibility of the Committee to satisfy itself on behalf of the Board with respect to the Company’s internal control system:

•

identifying, monitoring and mitigating business risks; and

•

ensuring compliance with legal, ethical and regulatory requirements.

3.

It is a responsibility of the Committee to review the annual financial statements of the Company prior to their submission to the Board for approval.  The process should include but not be limited to:

•

reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future years’ financial statements;

•

reviewing significant accruals or other estimates such as the ceiling test calculation;

•

reviewing accounting treatment of unusual or non-recurring transactions;

•

ascertaining compliance with covenants under loan agreements;

•

reviewing disclosure requirements for commitments and contingencies;

•

reviewing adjustments raised by the external auditors, whether or not included in the financial statements;

•

reviewing unresolved differences between management and the external auditors; and

•

obtaining explanations of significant variances within comparative reporting periods.

4.

The Committee is to review the financial statements (and make a recommendation to the Board with respect to their approval), prospectuses, management discussion and analysis and all public disclosure containing audited or unaudited financial information before release and prior to Board approval.  The Committee must be satisfied that adequate procedures are in place for the review of the Company’ disclosure of all other financial information and shall periodically access the accuracy of those procedures.

5.

With respect to the appointment of external auditors by the Board, the Committee shall:

•

recommend to the Board the appointment of the external auditors;

•

recommend to the Board the terms of engagement of the external auditors, including the compensation of the external auditors and a confirmation that the external auditors shall report directly to the Committee; and

                                                - 29 -

•

when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change.

6.

The Committee shall review with external auditors (and the internal auditor if one is appointed by the Company) their assessment of the internal controls of the Company, their written reports containing recommendations for improvement, and management’s response and follow-up to any identified weaknesses.  The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Company and its subsidiaries.

7.

The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries by the external auditors.  The Committee may delegate to one or more members the authority to pre-approve non-audit services, provided that the member(s) report to the Committee at the next scheduled meeting such pre-approval and the member(s) comply with such other procedures as may be established by the Committee from time to time.

8.

The Committee shall review risk management policies and procedures of the Company (i.e. hedging, litigation and insurance).

9.

The Committee shall establish a procedure for:

•

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

•

the confidential, anonymous submission by employees and agents of the Company of concerns regarding questionable accounting or auditing matters.

10.

The Committee shall review and approve the Company’ hiring policies regarding employees and former employees of the present and former external auditors of the Company.

11.

The Committee shall have the authority to investigate any financial activity of the Company.  All employees of the Company are to cooperate as requested by the Committee.

12.

The Committee may retain any person having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of the Company without any further approval of the Board.

                                                - 30 -

AVRUPA MINERALS LTD.

Schedule “B”
Alterations to Articles

27.

NOMINATIONS OF DIRECTORS

27.1

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(a)

by or at the direction of the board, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)

by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice provided for below in this Section 27 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Section 27.

27.2

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Secretary of the Company at the principal executive offices of the Company.

27.3

To be timely, a Nominating Shareholder’s notice to the Secretary of the Company must be made:

(a)

in the case of an annual meeting of shareholders, not less than 36 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day after the Notice Date in respect of such meeting; and

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

27.4

To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Company must set forth:

                                                - 31 -

(a)

as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(b)

as to the Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

27.5

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

27.6

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Section 27; provided, however, that nothing in this Section 27 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act.  The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

27.7

For purposes of this Section 27:

(a)

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

(b)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

27.8

Notwithstanding any other provision of this Section 27, notice given to the Secretary of the Company pursuant to this Section 27 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made

                                                - 32 -

only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Section 27.